Exhibit 99.1

CMGE Reports Third Quarter 2012 Unaudited Financial Results

HONG KONG, November 28, 2012 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (NASDAQ: CMGE), a leading mobile game company in China, today reported its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter Financial Highlights

•	Revenues were RMB43.6 million (US$6.9 million (1)), compared with RMB63.1 million in the third quarter of 2011 and RMB60.7 million in the second quarter of 2012.

•	Net income was RMB1.6 million (US$0.3 million), which includes one-time listing expense of RMB18.1 million (US$2.9 million), compared with RMB24.2 million in the third quarter of 2011 and RMB23.4 million in the second quarter of 2012.

•	Diluted earnings per American Depositary Share (2) (“ADS”) were RMB0.04 (US$0.01).

•	Cash and cash equivalents were RMB156.3 million (US$24.8 million) as of September 30, 2012.

Third Quarter Operating Metrics

•

Total paying user accounts (3) for feature phone single player games were 9.8 million, compared with 11.7 million in the third quarter of 2011 and 12.6 million in the second quarter of 2012, and average revenue per paying user account (“ARPU”) was RMB2.92, compared with RMB2.94 in the third quarter of 2011 and RMB3.03 in the second quarter of 2012.

•	Total paying user accounts for feature phone social games were 37,638, compared with 16,593 in the third quarter of 2011 and 32,494 in the second quarter of 2012, and ARPU was RMB57.14, compared with RMB64.82 in the third quarter of 2011 and RMB57.76 in the second quarter of 2012.

•

Total subscriptions (4) for smartphone single player games were 1.2 million in the third quarter of 2012, compared with 2.3 million in the third quarter of 2011 and 1.7 million in the second quarter of 2012, and average revenue per subscription was RMB4.06, compared with RMB4.73 in the third quarter of 2011 and RMB4.79 in the second quarter of 2012.

•	Total paying user accounts for smartphone social games were 30,357, compared with 216,423 in the third quarter of 2011 and 126,301 in the second quarter of 2012, and ARPU was RMB199.89, compared with RMB24.80 in the third quarter of 2011 and RMB80.12 in the second quarter of 2012.

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.285 to US$1.00, the effective noon buying rate as of September 28, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

[2]	One ADS represents 14 Class A ordinary shares of the Company.
[3]	Total paying user accounts represents the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts.
[4]

Represents the total number of monthly subscriptions to game bundles offered through mobile network operators and the number of games downloaded through application stores. A user who pays two subscription fees during one month to subscribe to different game bundles, pays both a subscription fee and a fee to download a game through an application store, or who pays to download two games through an application store, would be counted as two subscriptions.

Ken Jian Xiao, CMGE’s chief executive officer, commented, “While our results for the third quarter were somewhat lackluster, we are optimistic about our prospects for 2013 as we believe we have been effectively positioning ourselves for the anticipated strong growth in the smartphone game segment.”

“Our performance during the third quarter largely reflects the reality of the feature phone market environment and the transition in our business. The feature phone market has been shrinking as users continue to transition from feature phones to smartphones and a certain mobile operator continues to enforce a strict policy to reduce the volume of promotional advertisements for smartphone single-player games to which it exposes its users. In response to these challenges and in order to ensure the sustainable growth of our business over the long term, we have recently focused our efforts on developing new high quality smartphone social games for Android and iOS, the expansion of distribution channels and the development of third-party game operating and publishing capabilities.

“On the game development side, we have been directing considerable resources to the development of at least seven proprietary social games for Android and iOS-based smartphones, and we are excited about their potential. Our social games not only include traditional heavy online role-playing games, but also lighter social games, such as card games. Currently, more than 80% of our team is working on smartphone-related projects, up from 50% a year ago, and by the end of 2013, we believe that smartphone games will likely account for more than 80% of our total mobile game revenues.

“We plan to expand the distribution channels for our Android phone games through several means, including further exploring pre-installation opportunities with both mobile chipset manufacturers and more than 400 handset manufacturers that are increasingly focused on smartphones, building strategic relationships with leading app store promotion platforms in China, and maintaining strong partnerships with mobile operators. We also intend to expand cooperation with open platforms, strengthen cooperation and promotional opportunities with third party app stores, and significantly build out our Douwan social game platform.

“CMGE has also built a strong game operating and publishing team for third-party games. We are recruiting game studios and other third party developers to introduce their games to our platform, which we are doing on both exclusive and non-exclusive bases. The Company has also set aside funds, which it intends to use for investing in early stage companies that focus on mobile game research and development, user traffic development and game promotion. We have already invested in several projects and will continue to seek out top teams and companies to help provide CMGE with high quality game products and increased user traffic. Through initiatives such as these, we believe we will be able to effectively navigate the current market conditions and deliver value to our shareholders over the long term.”

Ken Chang, CMGE’s chief financial officer, added, “Operationally, we were pleased to see ARPU for smartphone social games continue to increase in the third quarter of 2012, compared to the second quarter of 2012. A one-off expense of RMB18.1 million (US$2.9 million), related to CMGE’s successful listing on the Nasdaq Global Market on September 25, 2012, was expensed during the third quarter, and we continue to operate our business without any bank borrowings or other debt. Over the past year, we have invested heavily in human resources and research and development for smartphone social games, enhancements to our social game platform, as well as our mobile handset design business. We believe we will start to see some initial returns from these investments next year.”

Third Quarter 2012 Results

Revenues

Total net revenues were RMB43.6 million (US$6.9 million), compared with RMB63.1 million in the third quarter of 2011 and RMB60.7 million in the prior quarter.

•	Feature phone game revenues were RMB30.7 million (US$4.9 million), a decrease of 13.6% from RMB35.5 million in the same period last year and a decrease of 23.8% from RMB40.3 million in the prior quarter. The decline was primarily because consumers in China continue to migrate from feature phones to smartphones.

•	Smartphone game revenues were RMB10.9 million (US$1.7 million), a decrease of 32.3% from RMB16.2 million in the same period last year and a decrease of 39.3% from RMB18.0 million in the prior quarter. China Mobile, the Company’s service provider for all of its smartphone single-player game bundles, has continued to tighten its policy on the number of pop-up advertisements broadcast to its users. This has limited the promotion of the Company’s game bundles on China Mobile’s platform and has resulted in a decline in total subscriptions for CMGE’s smartphone single-player games, despite that our smartphone game bundles ranked first on China Mobile’s platform in terms of revenue from January to August 2012. In addition, the number of paying users in smartphone social games, largely for Paopao Xiyou and Dian Feng, has decreased because the Company decided not to update or further enhance these existing games. Instead, CMGE has been focusing research and development efforts on developing at least seven new smartphone social games, more cater for the growing interest of state-of-the-art quality social games, especially MMORPG games. The Company anticipates that two new light smartphone social games will launch in the fourth quarter of 2012 and another two new online smartphone social games will debut in the first quarter of 2013.

•	Handset design revenues were RMB2.0 million (US$0.3 million), which were mainly derived from feature phone design. This represented a 82.6% decrease from the corresponding period in 2011 and a 18.4% decrease from the prior quarter as market demand continues to shift strongly from feature phones to smartphones. The Company completed and delivered its first order from smartphone manufacturers in September 2012, which represented 22% of the revenue of the Company’s mobile handset design business in the third quarter of 2012.

Cost of Revenues

Cost of revenues was RMB22.5 million (US$3.6 million) during the third quarter of 2012, a decrease of 22.6% from RMB29.0 million in the third quarter of 2011 and a decrease of 6.4% from RMB24.0 million in the second quarter of 2012. These declines were primarily due to a decrease in the amount paid to agents who pre-install CMGE’s feature phone games and a drop in handset design sales volume, which resulted in lower component costs. The Company’s overall gross margin was 48.4% during the third quarter of 2012, compared with 54.0% in the third quarter of 2011 and 60.4% in the second quarter of 2012.

Operating Expenses

Operating expenses were RMB40.6 million (US$6.4 million) during the third quarter of 2012, compared with RMB13.0 million in the third quarter of 2011 and RMB19.3 million in the second quarter of 2012. Operating expenses excluding share-based compensation (non-GAAP (5)) were RMB35.5 million (US$5.6 million), compared with RMB14.1 million in the third quarter of 2011 and RMB16.1 million in the second quarter of 2012. The increase in non-GAAP operating expenses was primarily driven by one-off costs related to the Company’s listing on Nasdaq, which were RMB18.1 million during the third quarter of 2012, and higher research and development expenses, which as a percentage of net revenue increased to 21.3% in the third quarter of 2012, from 11.0% in the third quarter of 2011 and 12.1% in the second quarter of 2012 as the Company recruited more software engineers for new game development.

Share-based compensation expenses totaled RMB5.1 million (US$0.8 million) during the third quarter of 2012, compared with a gain of RMB1.0 million in the third quarter of 2011 and expenses of RMB3.2 million in the second quarter of 2012.

Operating Loss

Operating loss was RMB19.5 million (US$3.1 million) during the third quarter of 2012, compared with operating income of RMB21.0 million in the third quarter of 2011 and operating income of RMB17.4 million in the second quarter of 2012. The third quarter operating loss was primarily due to the decrease in total net revenues, the increase in overall research and development expenses and the one-time expenses related to the Company’s Nasdaq listing.

Operating loss excluding share-based compensation (non-GAAP) was RMB14.4 million (US$2.3 million) during the third quarter of 2012, compared with income of RMB20.0 million in the third quarter of 2011 and income of RMB20.6 million in the second quarter of 2012.

Contingently Returnable Consideration Assets

Changes in fair value of contingently returnable consideration assets resulted in a gain of RMB20.6 million (US$3.3 million) during the third quarter of 2012, compared with a gain of RMB11.2 million in the third quarter of 2011 and a loss of RMB3.2 million in the second quarter of 2012. The gain in the current quarter was primarily due to an increase in the fair value of the consideration shares to be returned to VODone pursuant to the contingent conditions related to the acquisitions of the 3GUU Group and the OWX Holding Group.

[5]

Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Income Tax

The Company had an income tax benefit of RMB0.2 million (US$28,000) during the third quarter of 2012, compared with an income tax expense of RMB8.4 million in the third quarter of 2011 and an income tax benefit of RMB8.8 million in second quarter of 2012. The decline in income tax benefit in the third quarter of 2012 compared to the second quarter of 2012 was primarily because certain subsidiaries were granted tax exemptions for being new software development enterprises which made retroactively effective to the beginning of 2011 and recognized during the second quarter of 2012.

Net Income

Net income during the third quarter of 2012 was RMB1.6 million (US$0.3 million), compared with RMB24.2 million in the third quarter of 2011 and RMB23.4 million in the second quarter of 2012.

Net income excluding share-based compensation (non-GAAP) was RMB6.7 million (US$1.1 million) during the third quarter of 2012, compared with RMB23.1 million in the third quarter of 2011 and RMB26.6 million in the second quarter of 2012.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS both were RMB0.04 (US$0.01). Basic and diluted earnings per ADS excluding share-based compensation (non-GAAP) were RMB0.26 (US$0.04) and RMB0.25 (US$0.04), respectively, during the third quarter of 2012. The number of ADSs used in calculating both GAAP and non-GAAP weighted average basic and diluted earnings per ADS was 21.6 million and 22.6 million, respectively. For the third quarter of 2012, the basic and diluted earnings per ordinary share were calculated using the two-class method because the contingently redeemable ordinary shares were participating securities. Since each contingently redeemable ordinary share has the same participating right as each ordinary share, the allocation of undistributed earnings was based on the proportionate number of ordinary shares and contingently redeemable ordinary shares outstanding. The Company has allocated to undistributed earnings to ordinary shares RMB1.0 million (US$0.2 million) for calculating basic earnings per share and RMB5.6 million (US$0.9 million) for calculating basic earnings per share excluding the impact of share-based compensation (non-GAAP).

The effects of share options granted and restricted shares issued by the Company were included in the calculation of diluted earnings per share for the three months ended September 30, 2012.

Cash and Cash Equivalents

As of September 30, 2012, the Company had cash and cash equivalents of RMB156.3 million (US$24.8 million). Operating cash flow for the third quarter of 2012 was a net outflow of RMB12.4 million (US$2.0 million).

Common Shares

CMGE had 331,074,511 common shares outstanding as of September 30, 2012.

Recent Business Developments

As of September 30, 2012, the Company’s game portfolio included 490 mobile games, of which 327 were smartphone games and 163 were feature phone games.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on November 28, 2012 (9:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701

Hong Kong Dial-In	+852 3051-2745

China Dial-In	4001-200-654

International Dial-In	+65 6723-9385

Conference ID	CMGE

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on November 28, 2012 through 11:59 p.m. Eastern Daylight Time on December 4, 2012. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696

International Dial In:	+61 2-8199-0299

Conference ID	54142228

A live webcast of the conference call will be available on the investor relations section of CMGE’s website at: http://www.cmge.com/

About CMGE

CMGE is a leading mobile game company in China with the largest market share among mobile game developers in terms of revenues in 2010 and 2011, according to a report prepared in March 2012 by Analysys International, an independent market research firm. CMGE has integrated capabilities in the development, operation, sale and distribution of mobile games in China. Its mobile handset design business complements its game development business as it pre-installs CMGE’s mobile games and game platforms in the handsets it designs, and enhances CMGE’s knowledge of user habits and preferences and industry trends. CMGE has a large and diversified portfolio of games for feature phones and smartphones, and has strong development capabilities, evidenced by the fact that it develops single-player games and mobile social games for both types of handsets.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The Company’s growth strategies as well as business plans; future development, results of operations and financial condition; ability to continue to develop new and attractive products and services; ability to continue to develop new technologies or upgrade existing technologies; ability to attract and retain users and customers and further enhance brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

In China:

Tel: +86 20-8561-3455

E-mail: ir@cmge.com

Christensen

Christian Arnell

Tel: +86 158 2133 0177

E-mail: carnell@ChristensenlR.com

In the U.S.:

Christensen

Linda Bergkamp

Tel: +1 480 614 3000

E-mail: lbergkamp@ChristensenIR.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and share data )

	As of December 31,	As of September 30,
	2011*	2012	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	187,237	156,327	24,874
Short-term investments	—	45,000	7,160
Accounts receivable	56,121	47,259	7,520
Inventories	2,103	2,764	440
Prepayments and other current assets	24,966	82,036	13,053
Amounts due from related parties	1,349	6	1
Deferred tax assets	1,491	212	34

Total current assets	273,267	333,604	53,082

Non-current assets:
Property and equipment, net	5,435	4,884	777
Goodwill	598,358	598,358	95,207
Intangible assets, net	70,101	58,342	9,283
Deferred initial public offering costs	2,010	—	—
Deferred tax assets	916	106	17
Other non-current assets	343	343	55

Total non-current assets	677,163	662,033	105,339

TOTAL ASSETS	950,430	995,637	158,421

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,150	1,606	256
Accrued expenses and other current liabilities	17,577	29,724	4,730
Deferred revenue	3,894	2,663	424
Income tax payable	11,115	532	85
Dividends payable	63,000	—	—
Amounts due to related parties	6,542	3,195	508

Total current liabilities	111,278	37,720	6,003

Non-current liabilities:
Unrecognized tax benefits	27,844	20,729	3,298
Deferred tax liabilities	12,580	10,378	1,651
Other non-current liabilities	2,550	2,150	342

Total non-current liabilities	42,974	33,257	5,291

Total liabilities	154,252	70,977	11,294

Commitments and contingencies
Contingently redeemable ordinary shares
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; nil and 26,485,961 shares issued and outstanding as of December 31, 2011 and September 30, 2012, respectively. As of September 30, 2012, aggregate liquidation preference and redemption amount were RMB75,899 and RMB76,961, respectively)	—	76,961	12,246
Shareholders’ equity:
Ordinary shares (US$0.001 par value, 1,000,000,000 shares authorized; 302,729,550 shares issued and outstanding as of December 31, 2011 and September 30, 2012)	1,937	1,937	308
Additional paid-in capital	709,815	722,265	114,923
Retained earnings	84,853	123,881	19,711
Accumulated other comprehensive loss	(427)	(384)	(61)

Total shareholders’ equity	796,178	847,699	134,881

TOTAL LIABILITIES, CONTINGENTLY REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	950,430	995,637	158,421

*	Amounts for the year ended December 31, 2011 were derived from December 31, 2011 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the three months ended				For the nine months ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenues (a)
Feature phone games	35,510	40,272	30,682	4,882	110,020	106,391	16,928
Smartphone games	16,174	18,029	10,948	1,742	43,971	45,072	7,172
Handset design	11,409	2,430	1,983	316	29,524	7,214	1,148

Total net revenues	63,093	60,731	43,613	6,940	183,515	158,677	25,248

Cost of revenues (b)
Feature phone games	(15,091)	(17,688)	(16,308)	(2,595)	(44,226)	(52,352)	(8,330)
Smartphone games	(4,640)	(3,903)	(3,598)	(573)	(12,626)	(10,696)	(1,702)
Handset design	(9,301)	(2,444)	(2,579)	(410)	(20,790)	(7,803)	(1,242)

Total cost of revenues	(29,032)	(24,035)	(22,485)	(3,578)	(77,642)	(70,851)	(11,274)

Gross profit	34,061	36,696	21,128	3,362	105,873	87,826	13,974
Operating expenses:
Selling expenses	(2,405)	(4,894)	(3,992)	(636)	(5,141)	(11,046)	(1,758)
General and administrative expenses	(3,651)	(7,068)	(9,273)	(1,475)	(13,616)	(22,248)	(3,540)
Research and development expenses	(6,970)	(7,364)	(9,270)	(1,475)	(15,077)	(25,231)	(4,014)
Listing expenses	—	—	(18,053)	(2,872)	—	(18,053)	(2,872)

Total operating expenses	(13,026)	(19,326)	(40,588)	(6,458)	(33,834)	(76,578)	(12,184)

Operating income	21,035	17,370	(19,460)	(3,096)	72,039	11,248	1,790
Interest income	275	273	235	37	624	800	127
Other income	98	112	113	18	203	338	54
Changes in fair value of contingently returnable consideration assets	11,163	(3,161)	20,550	3,270	7,533	24,520	3,901

Income before income taxes and noncontrolling interests	32,571	14,594	1,438	229	80,399	36,906	5,872
Income tax (expenses) benefits	(8,411)	8,828	176	28	(25,446)	6,951	1,106

Net income	24,160	23,422	1,614	257	54,953	43,857	6,978

Accretion of contingently redeemable ordinary shares	—	(1,887)	(576)	(92)	—	(2,463)	(392)

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the three months ended				For the nine months ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net income attributable to shareholders	24,160	21,535	1,038	165	54,953	41,394	6,586

Net income attributable to noncontrolling interests	2,599	—	—	—	11,837	—	—
Net income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,561	21,535	1,038	165	43,116	41,394	6,586

Other comprehensive (loss) income:
Foreign currency translation adjustment	(346)	27	23	4	(615)	43	7
Total other comprehensive (loss) income	(346)	27	23	4	(615)	43	7

Comprehensive income	23,814	21,562	1,061	169	54,338	41,437	6,593

Comprehensive income attributable to noncontrolling interests	2,555	—	—	—	11,759	—	—

Comprehensive income attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	21,259	21,562	1,061	169	42,579	41,437	6,593

Earnings per share:
Basic earnings per share	0.0862	0.0654	0.0032	0.0005	0.1916	0.1257	0.0200
Diluted earnings per share	0.0861	0.0654	0.0030	0.0005	0.1915	0.1239	0.0197

Weighted average number of ordinary shares outstanding in computing:
Basic earnings per share	250,082,418	302,729,550	302,729,550	302,729,550	225,027,473	302,729,550	302,729,550
Diluted earnings per share	250,082,418	302,729,550	316,228,294	316,228,294	225,027,473	307,229,131	307,229,131
(a) Net revenues from related parties
Feature phone games	430	—	—	—	12,012	—	—

(b) Cost of revenues to related parties
Handset design	(5)	—	—	—	(550)	—	—

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	7,817	22,255	(12,405)	(1,974)	60,337	22,243	3,539
Net cash provided by (used in) investing activities	(1,579)	(29,461)	(28,880)	(4,595)	(6,065)	(61,039)	(9,712)
Net cash provided by (used in) financing activities	—	72,881	(2,038)	(324)	—	7,843	1,248

Exchange rate effect on cash and cash equivalents	(417)	27	23	4	(693)	43	7
Net increase (decrease) in cash and cash equivalents	5,821	65,702	(43,300)	(6,889)	53,579	(30,910)	(4,918)
Cash and cash equivalents, beginning of the period	151,796	133,925	199,627	31,763	104,038	187,237	29,792

Cash and cash equivalents, end of the period	157,617	199,627	156,327	24,874	157,617	156,327	24,874

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”) except for per ADS data)

	For the three months ended September 30, 2011			For the three months ended June 30, 2012			For the three months ended September 30, 2012
	GAAP	Adjustment (a)	Non- GAAP	GAAP	Adjustment(a)	Non- GAAP	GAAP	Adjustment(a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	13,026	1,034	14,060	19,326	(3,199)	16,127	40,588	(5,054)	35,534
Income/(loss) from operations	21,035	(1,034)	20,001	17,370	3,199	20,569	(19,460)	5,054	(14,406)
Operating margin	33.3%		31.7%	28.6%		33.9%	NM (c)		NM (c)
Net income	24,160	(1,034)	23,126	23,422	3,199	26,621	1,614	5,054	6,668
Net margin	38.3%		36.7%	38.6%		43.8%	3.70%		15.3%
Net income attributable to CMGE	21,561	(1,034)	20,527	21,535	3,199	24,734	1,038	5,054	6,092
Net margin attributable to CMGE	34.2%		32.5%	35.5%		40.7%	2.4%		14.0%
Diluted earnings per ADS(b)	1.21		1.15	0.92		1.05	0.04		0.25

	For the nine months ended September 30, 2011			For the nine months ended September 30, 2012
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	33,834	(937)	32,897	76,578	(10,144)	66,434
Income from operations	72,039	937	72,976	11,248	10,144	21,392
Operating margin	39.3%		39.8%	7.1%		13.5%
Net income	54,953	937	55,890	43,857	10,144	54,001
Net margin	29.9%		30.5%	27.6%		34.0%
Net income attributable to CMGE	43,116	937	44,053	41,394	10,144	51,538
Net margin attributable to CMGE	23.5%		24.0%	26.1%		32.5%
Diluted earnings per ADS(b)	2.68		2.74	1.73		2.16

(a)	Adjustment to exclude the share-based compensation expense of each period.
(b)	1 ADS = 14 Ordinary Shares.
(c)	Not Meaningful.